UNITED STATES
	SECURITIES AND EXCHANGE COMMISSION
	Washington, D.C.  20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. ___)

Crown Resources Corporation
(Name of Issuer)

Common Stock, $.01 Par Value
	(Title of Class of Securities)

	228569
	(CUSIP Number)

James R. Maronick, 4251 Kipling St. Wheat Ridge, Colorado  80033 (303) 534-
1030
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

	October 19, 2001
	(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f), or Rule 13d-1(g) check the following box ?.

Note.   Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.


(Continued on following Pages)

(Page 1 of 6)




1.	Name of Reporting Persons
I.R.S. Identification numbers of above persons (entities only)
Solitario Resources Corporation
84-1285791
2..	Check the Appropriate Box if a Member of a Group
	A  ?
	B  ?
3.	SEC Use Only
4.	Source of Funds
WC
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to
Item 2(d) or 2(e)
	  ?
6.	Citizenship or Place of Organization
Colorado
7.	Sole Voting Power
6,114,271 shares
8.	Shared Voting Power
0
9.	Sole Dispositive Power
6,114,271
10.	Shared Dispositive Power
0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person
6,114,271 shares
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares


                                                                     ?
13.	Percent of Class Represented by Amount in Row (11)
29.6%
14.	Type of Reporting Persons
CO



tem 1.	Security and Issuer

Common Stock

Crown Resources Corporation
4251 Kipling Street, Suite 390
Wheat Ridge, Colorado 80033


Item 2.	Identity and Background

(a)	This Statement is filed by Solitario Resources Corporation, a
Colorado Corporation (?Solitario?). The executive officers and directors of Solitario are as follows: Christopher E. Herald, President and Chief Executive Officer, Walter H. Hunt, Vice-
President - South American Operations,  James R. Maronick, Chief
Financial Officer, Mark E. Jones, III, Chirman of the Board of
Directors, John Hainey, Director, Leonard Harris, Director, Dan
Leonard, Director (the ?Principals?).

(2)	 Solitario?s principal office is located at 4251 Kipling Street,
Suite 390, Wheat Ridge, Colorado 80033. The business address of each of the Principals is also located at 4251 Kipling Street, Suite 390, Wheat Ridge, Colorado 80033.

(3)	The Principal business of Solitario is the exploration for and mining of precious metals. The principal occupation of the Principals are as follows:

Christopher E. Herald - Mr. Herald is President and Chief Executive Officer of Solitario and also President and Chief Executive Officer of Crown Resources Corporation (?Crown?). Crown is located in the same offices as Solitario.

Walter H. Hunt is Vice-President - South American Operations for both Solitario and Crown. Crown is located in the same offices as Solitario.

James R. Maronick is the Chief Financial Officer of both Solitario and Crown. Crown is located in the same offices as Solitario.

Mark E. Jones, III is a Director and Chairman of the Board of both
Crown and   Solitario.  Mr. Jones is a former officer of both
Solitario and Crown and remains active in the mining and exploration business as Chairman of both Crown and Solitario. Mr. Jones? business address is Solitario?s address noted above.

John Hainey is a Director of Solitario. Mr. Hainey is retired, his residence in Canada and he is a Canadian citizen. His business address is Solitario?s address noted above.



Leonard Harris is a Director of Solitario. Mr Harris is an independent mining consultant and his business address is Solitario?s address noted above..

Dan Leonard is a Director of Solitario. Mr. Leonard is a retired financial analyst and fund manager, his business address is Solitario?s address noted above..

(d)	During the last five years, neither Solitario nor any of the
Principals have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, neither Solitario nor any of the
Principals have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final or order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)	Mr. Hainey is a citizen of Canada.  All of the other Principals are citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

Funds of $1,000,000 for the purchase of the Solitario Note and the Note
(See Item 4) came from Solitario?s working capital reserves. Any funds needed for any anticipated exercise of the Warrants are expected to come from working capital reserves.

Item 4.	Purpose of Transaction

On October 19, 2001, Crown received and accepted subscription agreements for the purchase of $3,200,000 in a private placement of convertible secured notes (the ?Secured Notes?) and warrants the ?Warrants?). For additional information concerning the private placement see the Convertible Note Purchase Agreement, reproduced and incorporated herein as Exhibit 1. Crown is authorized to accept subscriptions for an additional $800,000 and expect to complete the sale of an additional $400,000 of the notes and warrants. Crown has indicated that the proceeds from the private placement will be used to restructure Crown?s existing $15,000,000 subordinated debentures and to initiate permitting on its ?Crown Jewel? gold project in the State of Washington. The Secured Notes are secured by all the assets of Crown. Crown?s primary assets include the Crown Jewel property and its wholly-owned subsidiary, Crown Resource Corporation of Colorado, whose assets consist primarily of a 41% equity interest in Solitario.

Solitario?s portion of the financing consists of two notes in the amount of $350,000, (the ?Solitario $350,000 Note?) and $650,000 (the ?Solitario $650,000 Note?)
 .


The Secured Notes have a five-year term and carry a 10% interest rate payable quarterly in cash or in additional shares of Crown?s Common Stock at Crown?s option. The proceeds of the Solitario $350,000 Note have been made immediately available to Crown for general corporate purposes. The Solitario $350,000 Note is convertible into Crown?s Common Stock at a conversion price of $0.29167 per share, subject to adjustment. In addition, Solitario was issued a warrant which may be exercised at any time over the next five years for each share into which the Solitario Note is convertible into Crown?s Common Stock at an exercise price of $0.60 per share, subject to adjustment. The rest of the Secured Notes are convertible into shares of Crown?s Common Stock at a conversion price of $0.35 per share, subject to adjustment. In addition, each of the Secured Note holders will be issued a warrant, which may be exercised at any time over the next five years, for each share into which the Secured Notes are convertible into Crown?s Common Stock at an exercise price of $0.75 per share. The terms of the Solitario $650,000 Note and the additional warrant issued in connection with the Solitario $650,000 Note are identical to the terms of the other Secured Notes and warrants issued in the private placement

The proceeds from the Secured Notes (other than the Solitario $350,000
Note) are being held in escrow pending restructuring of the debentures pursuant to an agreement or a plan of reorganization under United States federal bankruptcy laws. The release of the funds held in escrow is also conditioned upon certain corporate restructuring requirements, which must be approved by the Note holders. It is expected that Crown?s restructuring of its existing debt will require the issuance of additional convertible securities to the existing debt holders which will cause a substantial downward adjustment to the effective conversion price of the Notes and the Solitario Note as well as the effective exercise price of the corresponding warrants under the anti-dilution provisions of the notes and warrants.

In anticipation of the above transactions and reorganization, Crown applied for voluntary delisting from the Toronto Stock Exchange (the ?TSE?) pursuant to the rules of the TSE. Such delisting was granted by the TSE effective October 19, 2001. Crown?s Common Stock has been suspended from trading on the TSE since August 13, 2001 as a result of Crown?s inability to meet the continued listing requirements of the TSE.

Item 5.	Interest in the Securities of the Issuer

Solitario has received the right to convert its notes and exercise warrants into an aggregate of 6,114,271 shares of Crown common stock. These shares would represent 29.6% of the voting shares of Crown computed in accordance with Rule 13d-3. Solitario has sole voting and dispositive power over these shares of common stock. For a description of the transaction in which Solitario acquired its notes and warrants, see ?Item 4, Purpose of Transaction.?



Item 6.	Contracts, Arrangements, Understandings or Relationships with
Respect to Securities of the Issuer.  See Item 4 ?Purpose of
Transaction.?

Item 7.	Material to be Filed as Exhibits

Exhibit 1: Convertible Note Purchase Agreement
Exhibit 2: Intercreditor Agreement


Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 29, 2001
Solitario Resources Corporation

By: /s/ James R. Maronick

Chief Financial Officer


CUSIP No. 228569		13D	Page 6 of 6 Pages


SCHEDULE.13D..SOLITARIO:1

SCHEDULE.13D..SOLITARIO:1